Exhibit 99.5

 Lavie Bio  Introduction    April 2021

 2  This presentation contains "forward-looking statements" relating to future events, and Lavie Bio (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology.  Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.  Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  Forward looking statement

 3  The forkinfluencesthe farm  Consumer preferences drive change and impact how food is grown  Healthierfood  Sustainable environment  Productive agriculture  Bettervalue

 4  Farmers around the world invest*  $200B+  annually in ag inputs to protect and nurture their crops  $135B  Chemical Fertilizers  $55B  Crop protection chemicals  $8B  Ag-Biological  * Company estimations

 5  The Ag-Biologicals opportunityDriving healthier produce, sustainability and productive agriculture   Driving cropproductivity  Faster GTF(go to field)  Fastest growingag. inputs segment      Pesticides  ~10-15 years | ~$250M  Microbiome  ~5-8 years | <$15M  Time  Cost  2015  2019E  2024E  *Source: MarketsandMarkets, industry publications  Wave 1  Wave 2  $3.2B  $7.0B  $13.4B  New modesof actionProtect from resistance evolvementSafe  Company estimations

 6  The Ag-Biologicalsuntapped potential  Crop Protection & Fertilizers  Ag-Biologicals  Today  Sustainability  +  +++  Efficacy  +++  ++  Consistency  +++  +  Commercial viability  +++  +  * Company estimates

 7    Our Mission  Improve food quality, sustainabilityand agriculture productivity through microbiome based ag-biologicals technology and products

 8  Ag-Biologicals  Today  Sustainability  +  +++    +++  Efficacy  +++  ++    +++  Consistency  +++  +    +++  Commercial viability  +++  +    +++  Next genAg-Biologicals   Crop Protection & Fertilizers  The Ag-BiologicalsOpportunity  * Company estimates

 9  The Microbiome:  Billions of microbes matter!  Integral toplant ecosystems  Nature’s largest ‘function bank’  ‘Live Engine’producing in the field

 10  Biology Driven Design platform  The microbiome OS  Enabled by MicroBoost AI and Taxon platforms  Discovery  Billions > Promising few  Optimization  Promising few > products  Application  Products > Yield protection   Platform

 11  Decoding the natural diversityof genetic functionality  Limitless possibilities, designs and functions:Go as far as imagination takes you  Nature's functionaldiversity  ProprietaryFunction Hub  Functionbased design

Biology Driven Design platform

BDD
Platform

Holistic AI driven platform harnessing the power of genomics

Unlocking the complex microbiome interactions:

Amplify the positive	Eliminate the negative	Retrieve the lost

→ **Diversity**

→ **System Modelling**

→ **Genomic Prism**

→ **Function Hub**

→ **Design**

12

Path to market



Lavie Bio Product

Direct model

- Non – consolidated segments
- Commercialization through channels
- Revenues from sales


P
x

Lavie Bio product & tech inside

Indirect model

- Consolidated segments
- Commercialization through partner's channels
- Revenues from R&D / Milestones and royalties


P
x
BDD

Lavie Bio tech inside

Indirect model

- Precision Optimization of 3rd party's products
- Short time to market
- Revenues from sales or R&D / Milestones and royalties

13

 Product Program  Product focus  Application  Target market*  Potential expansion*  Discovery  Pre-Development  Development Stage 1  Development Stage 2  Pre-Commercialization  Product*  Bio-Stimulants                      LAV 211, 212Bio-stimulants 1  Seed treatment, Spring WheatNorth America    25M ACRES wheat North America  500M ACRES            2022  LAV 213, 218Bio-stimulants 2  Seed treatmentCornNorth AmericaEurope    120M ACREScorn US, EU  180M ACRES            >2025  Bio-Pesticides                      LAV 311, 312Fruit rots  FoliarF&VEuropeNorth America    <$200M grapes chemicals usage  +$150MAdditional F&V             2024  LAV 321, 322Downey mildew  FoliarF&VEuropeNorth America    <$350M grapes chemicals usage  +$150MAdditional F&V             2025  LAV 431, 432Seedling disease(Pythium)  Seed Treatment,Corn, soy, F&VNorth AmericaEurope    <$500M  <$200M            >2025  LAV 441, 442Bio-Insecticides  Seed Treatment,Corn, foliar soyNorth AmericaEurope    <$1.5B existing traits and chemicals market  <$500M            >2025  14  Product pipeline  * Company estimations

 15  Bio-stimulants driving yield advantage  1st focus market – Spring Wheat, 25M acres (ND, MT, West Canada)    LAV 211   Up to 25% yield gain >$20 add value per acreBetter than ag-biologicals benchmarks tested    LAV 211    Untreated   Yield improvement  Trial  Expected 1st sales in 2022  *  *  *  *  *  *  *  *  *p values<0.05

 16  Bio-fungicides againstBotrytis & fruit rots  High value markets, expected 1st sales in 2024  Better than ag-biologicals and comparable to chemicals benchmarks tested    LAV.211    NTC  Chemicalctr    LAV 312    LAV 312    Untreated  Biologicalctr  LAV.312  60%  40%  20%  0%  A  A  B  Different letters indicate significant differences between groups (p values<0.05)

 17  Established ‘End to End’ capabilities   Confidential

 18  Strategic shareholders  28%  72%

We’ve got the right team to nurture it

Management Team



Ido Dor | CEO

Leadership experience of 20+ years in business development, sales and channel management



Dorit Kriener | CFO

20+ years of experience in corporate finance, public and private fundraising, strategy and accounting management



James Presnail | COO

Extensive development and product expertise in the ag-biologicals field for 30+ years – led introductions of 5 commercials products



Michael Ionesco | VP Research

Innovative research leader with deep biotechnology, big data and informatics expertise



Amir Bercovitz | **VP Development**

Extensive development and product expertise in the ag-biologicals field for 30+ years – led introductions of 5 commercials products

Board of directors



Ofer Haviv

Chairman of the board Evogene CEO



Frederic C. Beudot

Global Portfolio Leader for Biologicals at Corteva Agriscience™



Kristian Bjorneboe

Seasoned business development leader



Trevor Thissen

Senior agriculture executive, experienced in marketing, sales, and go-to-market

19

Milestone Roadmap



2021

- LAV211 product pre commercialization phase
- Commercial team and GTM
- Advance LAV 311 / 312 product development


lavie bio

2022

- First product launch for LAV211 ($sales)
- Product advancement in regulation process for LAV311 / LAV312
- Strategic and GTM collaborations


$

2023-2024

- Product portfolio expansion – product launches ($sales)
- Precision Optimization product – Pre-Launch
- Established market channels

20

21  Market opportunity  Lavie Bio is uniquely positioned to improve how food is grown, protected & consumed  Farm  Postharvest  Consumer

 Thank you!